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SEC
Mail Processing
Section
FEB 24 2021
Washington DC
416

SEC FILE NUMBER
8-87239

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4135 NW UrbandaleDrive
(No. and Street)

Urbandale (City) IA (State) 50322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Kemble - 877-886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Aukes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUE KILEY
Commission Number 756096
My Commission Expires
December 04, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Urbandale, Iowa

Financial Statements

December 31, 2020

Brokers International Financial Services, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Brokers International Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 23, 2021

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash and cash equivalents and restricted cash	$ 3,147,418
Commissions and concessions receivable	1,070,017
Other receivable, net of allowance of $50,318	148,724
Note receivables	132,164
Prepaid expenses and other assets	10,950
Leasehold improvements, office furniture, and equipment, net of accumulated depreciation and amortization of $93,182	63,884
Right of use asset, net of accumulated amortization of $126,019	95,126
Total Assets	$ 4,668,283
Liabilities and Member's Equity	
Liabilities	
Commissions and concessions payable	$ 989,846
Accounts payable	309,101
Accrued compensation	317,863
Lease liability	95,126
Due to Parent	282,904
Total Liabilities	1,994,840
Member's Equity	
Capital contributions	2,975,143
Accumulated deficit	(301,700)
Total Member's Equity	2,673,443
Total Liabilities and Member's Equity	$ 4,668,283

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Operations

For the year ended December 31, 2020

Revenues	
Commissions	$ 4,150,539
Variable annuity and 12b-1 fees	5,593,675
Advisory fees	9,816,545
Interest Income	7,178
Other	880,300
Total revenues	20,448,237
Expenses	
Commissions	15,718,334
Employee compensation and benefits	2,198,523
Licensing, registration and education	41,759
Occupancy and equipment expense	70,405
Legal and professional	34,987
General and administrative	644,330
Total expenses	18,708,338
Net Income	$ 1,739,899

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2020

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2020	$ 4,975,143	$ (2,041,599)	$ 2,933,544
Distribution	(2,000,000)		(2,000,000)
Net Income	-	1,739,899	1,739,899
Balance at December 31, 2020	$ 2,975,143	$ (301,700)	$ 2,673,443

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Cash Flows

For the year ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$ 1,739,899
Adjustments to reconcile net income to net cash provided by operating activities:	
Forgiveness of note receivable	33,010
Bad debt	36,000
Depreciation and amortization	23,155
Amortization of Right of use asset	37,050
Gain on forgiveness of loan	(296,100)
Changes in assets and liabilities:	
Commissions and concessions receivable	(240,934)
Other receivable	(5,269)
Prepaid expenses and other assets	4,231
Commissions and concessions payable	202,193
Accounts payable	55,132
Accrued compensation	(4,723)
Lease liability	(37,050)
Due to Parent	168,031
Net cash provided by operating activities	1,714,625
Cash Flows from Investing Activities	
Advances on note receivable	(93,000)
Collection on note receivable	21,400
Cash Flows from Financing Activities	
PPP Loan	296,100
Distribution	(2,000,000)
Net Decrease in Cash and Cash Equivalents and Restricted Cash	(60,875)
Cash and Cash Equivalents and Restricted Cash at Beginning of Year	3,208,293
Cash and Cash Equivalents and Restricted Cash at End of Year	$ 3,147,418

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Notes to Financial Statements

December 31, 2020

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC, TD Ameritrade and Charles Schwab to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases for office space, software and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.75%) based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Leases - continued

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Disclosures related to the amount and timing of cash flows arising from this lease is included in Note 6.

Revenue Recognition

Revenue from contracts with customers is recognized following a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and € recognize the revenue when (or as) the Company satisfies the performance obligation.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

The Company considers liquid investments with original maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm at December 31, 2020.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided by its Parent in accordance with its cost sharing agreement. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Other Receivable

Other receivables represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

Income Taxes

The Company is a single member limited liability company and, therefore, a disregarded entity for federal and state income tax purposes. Therefore, taxes are the responsibility of the Parent.

The Company follows the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company has not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2017.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trail and 12b-1 fees and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Variable Annuity Trail and 12b-1 Fee Income

The Company earns variable annuity trails and 12b-1 fees accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advisory

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

The following table presents revenue by major source:

Revenue From Contracts With Customers	**Amount**
Commission Income:	
Variable Annuities	$1,999,049
Brokerage	267,595
Mutual Funds	1,141,944
Miscellaneous	741,951
Total Commission Income	$4,150,539
Variable Annuity Trail and 12b-1 Fee Income:	
Mutual Funds 12b-1s	$2,631,319
Variable Annuity Trails	2,962,355
Total Variable Annuity Trail and 12b-1 Fee Income	$5,593,674
Advisory Fees	$9,816,545

3. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2020, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio		.91:1
Net capital	$	2,098,822
Excess net capital	$	1,972,174

Litigation

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. The Company has two pending arbitration matters resulting from the same party. The Company has denied and intends to vigorously defend itself which has resulted, to date, in the Company paying its Errors and Omissions deductible of $50,000. At this time, neither management nor legal counsel has been able to determine what additional exposure would result in the resolution of these cases.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k)-plan covering substantially all employees. The Company contributed $45,427 in 2020.

5. RELATED PARTY TRANSACTIONS

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2020 were $10,200, which is included in Occupancy and equipment expense in the statement of operations. The Company entered into a new service agreement in November 2019 with its Parent for providing signature guaranty services for $25,000 per year billed quarterly. Total revenue for signature guaranties for 2020 was $25,000.

The Company reimburses its Parent for other general and administrative expenses it pays on the Company's behalf. The total expenses reimbursed for 2020 was $424,908. The Company had net payables to its Parent of $282,904 as of December 31, 2020, which is presented as in Due to Parent in the statement of financial condition.

See also Note 6 for related party lease with Parent.

6. LEASE OBLIGATIONS

The Company has an obligation as a lessee for office space with its Parent with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Fixed payments due under the lease contract are inclusive of otherwise variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$	37,050

Weighted average remaining lease term:	
Operating leases	2.9 years
Weighted average discount rate:	
Operating leases	4.75%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year Ending December 31		
2021		37,050
2022		37,050
2023		33,963
Total lease payments	$	108,063
Less: Imputed interest		(12,937)
Present value of lease liability	$	95,126

7. NOTE RECEIVABLES

Note receivables bearing interest at rates between 3%-6% and due at dates between 2023 and 2024 are primarily amounts due on forgivable notes from registered representatives. The forgivable notes are expensed when the registered representatives perform the required service. For the year ended December 31, 2020, the Company expensed $33,010 for loan forgiveness.

8. PAYCHECK PROTECTION PROGRAM LOAN

Financing Activities

On April 15, 2020, Brokers International Financial Services, LLC (the "Company") entered into a Promissory Note dated April 15, 2020 (the "PPP Note") with Peoples Bank as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $296,100 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the eight-week period following the funding of the PPP Loan. On December 22, 2020, the Company received approval from the Lender for the formal forgiveness of the PPP Loan. As a result, a gain in the amount of $296,100 has been recognized in the financial statements and is presented within the caption 'gain on forgiveness of the PPP Loan' in the Statement of Cash Flows and presented in the Statement of Operations within Other.

Brokers International Financial Services, LLC
Computation of Net Capital under Rule 15c3-1 and Aggregate Indebtedness
Schedule I
December 31, 2020

Net Capital:	
Total member's equity	$ 2,673,443
Deductions:	
Non-allowable commission and concession receivables	(213,610)
Non-allowable unrestricted cash	(5,289)
Note receivables	(132,164)
Other receivable	(148,724)
Prepaid expenses and other assets	(10,950)
Leasehold improvements, office furniture and equipment, net	(63,884)
	(574,621)
Net Capital	$ 2,098,822
Aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 1,994,840
Less: lease liability	(95,126)
Total aggregate indebtedness	$ 1,899,714
Computation of basic net capital requirement:	
Minimum net capital required	$ 126,648
(The greater of $5,000 or 6 2/3% of Aggregated Indebtedness of $1,899,714)	
Excess net capital	$ 1,972,174
Ratio of aggregate indebtedness to net capital	.91 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule II

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule III

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See Report of Independent Registered Public Accounting Firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception and (3) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its other business activities to those exclusively listed in its Exemption Report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and based on footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Deerfield, Illinois
February 23, 2021

Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2020

Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation from mutual fund, variable annuity and alternative applications; (2) receiving trails and 12B1 fees; (3) receiving fees from advisory fee based products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other c consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brokers International Financial Services, LLC

I, Brian Aukes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 6, 2021